UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

SAFE BULKERS, INC.
(Translation of registrant’s name into English)

Apt. D11, Les Acanthes 6, Avenue des Citronniers, MC98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F   o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   o           No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

1.  Press Release dated May 29, 2018: Safe Bulkers, Inc. Reports First Quarter 2018 Results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2018

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer

Safe Bulkers, Inc. Reports First Quarter 2018 Results

Monaco – May 29, 2018 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today its unaudited financial results for the three month period ended March 31, 2018.

Summary of First Quarter 2018 Results

•

Net revenues for the first quarter of 2018 increased by 31% to $43.5 million from $33.3 million during the same period in 2017.

•

Net income for the first quarter of 2018 was $6.0 million as compared to a net loss of $3.3 million, during the same period in 2017. Adjusted net income1 for the first quarter of 2018 was $5.7 million as compared to an Adjusted net loss of $3.4 million, during the same period in 2017.

•

EBITDA2 for the first quarter of 2018 increased by 53% to $23.5 million compared to $15.4 million during the same period in 2017. Adjusted EBITDA3 for the first quarter of 2018 increased by 53% to $23.2 million from $15.2 million during the same period in 2017.

•

Earnings per share4 and Adjusted earnings per share4 for the first quarter of 2018 were $0.03, calculated on a weighted average number of 101,540,728 shares, compared to a Loss per share and Adjusted loss per share of $0.07 during the same period in 2017, calculated on a weighted average number of 99,284,181 shares.

  1 Adjusted Net income/(loss) is a non-GAAP measure. Adjusted Net income/(loss) represents Net income/(loss), before loss on sale of assets,  gain/(loss) on derivatives and gain/(loss) on foreign currency. See Table 1.

  2 EBITDA is a non-GAAP measure and represents Net income/(loss) plus net interest expense, tax, depreciation and amortization. See Table 1.

  3 Adjusted EBITDA is a non-GAAP measure and represents EBITDA before loss on sale of assets, gain/(loss) on derivatives and gain/(loss) on foreign currency. See Table 1.

  4 Earnings/(loss) per share and Adjusted Earnings/(loss) per share represent Net income/(loss) and Adjusted Net income/(loss) less preferred dividend divided by the weighted average number of shares respectively. See Table 1.

Redemption of Series B Preferred Shares

On February 20, 2018, we completed the previously announced redemption of 379,514 outstanding 8.00% Series B Cumulative Redeemable Perpetual Preferred Shares (the “Series B Preferred Shares“) at a redemption price of $25.00 per Series B Preferred Share plus all accumulated and unpaid dividends. There are currently no issued and outstanding Series B Preferred Shares.

Fleet and Employment Profile

As of May 24, 2018, our operational fleet comprised of 39 drybulk vessels with an average age of 7.9 years and an aggregate carrying capacity of 3.5 million dwt. Our fleet consists of 14 Panamax class vessels, 9 Kamsarmax class vessels, 13 post- Panamax class vessels and 3 Capesize class vessels, all built 2003 onwards. Upon delivery of our last contracted drybulk newbuild Kamsarmax class vessel, scheduled for delivery in June 2018, and assuming no additional vessel acquisitions or disposals, our fleet will comprise of 40 vessels, 11 of which will be eco-design vessels, with an aggregate carrying capacity of 3.6 million dwt.

Set out below is a table showing the Company’s existing and newbuild vessels and their contracted employment as of May 24, 2018:

Vessel Name	DWT	Year Built	Country of construction	Gross Charter Rate [USD/day][1]	Charter Duration[2]
Panamax
Maria	76,000	2003	Japan
Koulitsa	76,900	2003	Japan
Paraskevi	74,300	2003	Japan	7,400	Apr 2017 – Jun 2018
Vassos	76,000	2004	Japan	13,350	Jan 2018 – Sept 2018
Katerina	76,000	2004	Japan	9,000	May 2018 - Apr 2019
Maritsa	76,000	2005	Japan	10,100	Sep 2017 – Dec 2018
Efrossini	75,000	2012	Japan	12,000	May 2018 – Jul 2018
Zoe	75,000	2013	Japan	8,200	Nov 2017 – Mar 2019
Kypros Land	77,100	2014	Japan	13,000	Apr 2018 – Jun 2018
Kypros Sea	77,100	2014	Japan	11,250	Jul 2017 – Aug 2018
Kypros Bravery	78,000	2015	Japan	14,400	Apr 2018 – Aug 2018
Kypros Sky	77,100	2015	Japan	10,750 14,000	May 2018 – May 2018 Jun 2018 – Oct 2018
Kypros Loyalty	78,000	2015	Japan	12,850	Jan 2018 – Dec 2018
Kypros Spirit	78,000	2016	Japan	12,750 14,000	Feb 2018 – May 2018 May 2018 – Oct 2018
Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan	14,500	Apr 2018 – Mar 2019
Pedhoulas Trader	82,300	2006	Japan	11,600	Sep 2017 – Aug2018
Pedhoulas Leader	82,300	2007	Japan	13,250	Jan 2018 – May 2018
Pedhoulas Commander	83,700	2008	Japan
Pedhoulas Builder	81,600	2012	China	8,400 9,900	Apr 2017 – Jun 2018 Jun 2018 – Aug 2019
Pedhoulas Fighter	81,600	2012	China	14,850	Mar 2018– Jul 2018
Pedhoulas Farmer [3]	81,600	2012	China	12,600	Jan 2018 – Aug 2018
Pedhoulas Cherry [3]	82,000	2015	China	6,600	Apr 2017 – Oct 2018
Pedhoulas Rose [3]	82,000	2017	China	10,000	Mar 2018 – May 2019
Post-Panamax
Marina	87,000	2006	Japan	12,750 13,300	Apr 2018 – May 2018 May 2018 – Jul 2018
Xenia	87,000	2006	Japan	10,000 12,500	Feb 2017 – Jun 2018 Jun 2018 – Nov 2019
Sophia	87,000	2007	Japan	7,250	Apr 2016 – Nov 2018
Eleni	87,000	2008	Japan	12,400	Apr 2018 – Jun 2018
Martine	87,000	2009	Japan	12,700	May 2018 – Jun 2018
Andreas K	92,000	2009	South Korea	14,250	Mar 2018 – Jun 2018
Panayiota K	92,000	2010	South Korea	13,000	May 2018 – Jun 2018
Agios Spyridonas	92,000	2010	South Korea	12,500	May 2018 – Jun 2018
Venus Heritage	95,800	2010	Japan	13,200	Nov 2017 – Mar 2019
Venus History	95,800	2011	Japan	14,750	Jan 2018 – Jan 2019
Venus Horizon	95,800	2012	Japan	13,950	Jan 2018 – Dec 2018
Troodos Sun	85,000	2016	Japan	15,950	Mar 2018 – Feb 2019
Troodos Air	85,000	2016	Japan	12,500	May 2018 – Sep 2019
Capesize
Kanaris	178,100	2010	China	25,928	Sep 2011 – Jun 2031
Pelopidas	176,000	2011	China	38,000	Feb 2012 – Dec 2021
Lake Despina	181,400	2014	Japan	24,376 [4]	Jan 2014 – Jan 2024
Total dwt of existing fleet	3,513,800

Hull Number	DWT	Expected delivery	Country of construction	Gross Charter Rate [USD/day]	Charter Duration[1]
Kamsarmax
Hull 1552	81,600	H1 2018	Japan	15,500	Jun 2018 – May 2019
Total dwt of orderbook	81,600

1.

Charter rate is the recognized gross daily charter rate. For charter parties with variable rates among periods or consecutive charter parties with the same charterer, the recognized gross daily charter rate represents the weighted average gross daily charter rate over the duration of the applicable charter period or series of charter periods, as applicable. In case a charter agreement provides for additional payments, namely ballast bonus to compensate for vessel repositioning, the gross daily charter rate presented has been adjusted to reflect estimated vessel repositioning expenses. In case of voyage charters the charter rate represents revenue recognized on a pro-rata basis over the duration of the voyage from load to discharge port less related voyage expenses.

2.

The start date represents either the actual start date or, in the case of a contracted charter that had not commenced as of May 24, 2018, the scheduled start date.  The actual start date and redelivery date may differ from the referenced scheduled start and redelivery dates depending on the terms of the charter and market conditions and does not reflect the options to extend the period time charter.

3.

Vessel sold and leased back on a net daily bareboat charter rate of $6,500 for a period of 10 years, with a purchase obligation at the end of the 10th year and purchase options in favor of the Company after the second year of the bareboat charter, at annual intervals and predetermined purchase prices.

4.

A period time charter of ten years at a gross daily charter rate of $23,100 for the first two and a half years and of $24,810 for the remaining period. In January 2017, the period time charter was amended to reflect substitution of the initial charterer with its subsidiary guaranteed by the initial charterer and changes in payment terms; all other charter terms remained unchanged.  The charter agreement grants the charterer an option to purchase the vessel at any time beginning at the end of the seventh year of the charter, at a price of $39 million less a 1.00% commission, decreasing thereafter on a pro-rated basis by $1.5 million per year.  The Company holds a right of first refusal to buy back the vessel in the event that the charterer exercises its option to purchase the vessel and subsequently offers to sell such vessel to a third party. The charter agreement also grants the charterer the option to extend the period time charter for an additional twelve months at a time at a gross daily charter rate of $26,330, less 1.25% total commissions, which option may be exercised by the charterer a maximum of two times.

The contracted employment of fleet ownership days as of May 24, 2018, was:

2018 (remaining)	58%
2018 (full year)	74%
2019	18%
2020	8%

Order book, capital expenditure requirements and liquidity as of May 24, 2018

The remaining order book of the Company consisted of one newbuild vessel, Hull No. 1552, with scheduled delivery date in June 2018.

The aggregate remaining capital expenditure, relating to the purchase consideration of the newbuild, amounted to $21.6 million payable within 2018.

We have agreed to finance Hull No. 1552 by one of our wholly-owned subsidiaries issuing $16.9 million of preferred equity to an unaffiliated investor in 2018.

We had liquidity of $105.0 million consisting of $69.4 million in cash and bank time deposits, $9.8 million in restricted cash and $25.8 million net available under committed loan facilities in addition to $16.9 million of preferred equity and the capacity to borrow against one unencumbered vessel.

Refinancing of credit facilities

As of May 24, 2018, the Company has agreed: i) to finance the recently acquired second hand vessel, which was paid from cash from operations, by increasing an existing credit facility of $36.7 million secured by three vessels to $54.0 million which will be secured by the four vessels after the increase; the relevant tranche of the loan will have a 6 year term and ii) to finance an unencumbered vessel and refinance another existing facility of $23.5 million with a new 5 year term loan of $32.0 million. Both loan facilities contain financial covenants consistent with the existing loan and credit facilities of the Company.

Dividend Policy

The Board of Directors of the Company has not declared a dividend to its common stock holders for the first quarter of 2018. The Company had 101,545,460 shares of common stock issued and outstanding as of May 24, 2018.

The Company declared in April a cash dividend of $0.50 per share on its 8.00% Series C Cumulative Redeemable Perpetual Preferred Shares (NYSE: SB.PR.C) and on its 8.00% Series D Cumulative Redeemable Perpetual Preferred Shares (NYSE: SB.PR.D) for the period from January 30, 2018 to April 29, 2018, which was paid on April 30, 2018 to the respective shareholders of record as of April 23, 2018.

The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. The timing and amount of any dividends declared will depend on, among other things: (i) the Company’s earnings, financial condition and cash requirements and available sources of liquidity; (ii) decisions in relation to the Company’s growth and leverage strategies; (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends; (iv) restrictive covenants in the Company’s existing and future debt instruments; and (v) global economic and financial conditions.

Management Commentary

Dr. Loukas Barmparis, President of the Company, said: “Our revenues continued to improve supporting gradual increase in our profitability. We intend to continue to use our cash from operations to further improve our capital structure and deleverage in forthcoming quarters.’’

Conference Call

On Wednesday, May 30, 2018 at 8:30 A.M. Eastern Time, the Company’s management team will host a conference call to discuss the Company’s financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (US Toll Free Dial In), 0(800) 953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “Safe Bulkers” to the operator.

A telephonic replay of the conference call will be available until June 6, 2018 by dialing 1 (866) 247-4222 (US Toll Free Dial In), 0(800) 953-1533 (UK Toll Free Dial In) or +44 (0)1452 550-000 (Standard International Dial In). Access Code: 1859591#

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (safebulkers.com). Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Management Discussion of First Quarter 2018 Results

Net income for the first quarter of 2018 was $6.0 million compared to a net loss of $3.3 million during the same period in 2017, mainly due to the following factors:

Net revenues: Net revenues increased by 31% to $43.5 million for the first quarter of 2018, compared to $33.3 million for the same period in 2017, mainly due to improved charter rates and to a lesser extent an increase in the average number of vessels. The Company operated 39.00 vessels on average during the first quarter of 2018, earning a TCE6 rate of $11,999, compared to 37.82 vessels and a TCE6 rate of $9,417 during the same period in 2017.

Vessel operating expenses: Vessel operating expenses, which include dry-docking cost and initial supplies expenses, increased by 19% to $14.5 million for the first quarter of 2018, compared to $12.2 million for the same period in 2017, mainly as a result of: i) increased costs of maintenance, general stores and spares of $3.5 million for the first quarter of  2018, compared to $2.0 million for the same period in 2017, due to increased purchase of spares relating  to the scheduled drydocking of three vessels in the second  quarter of 2018 and ii) increased average number of vessels by 3% to 39.00 vessels for the first quarter of  2018, from 37.82 vessels for the same period  in 2017 and increased maintenance costs due to a second-hand delivery at the end of 2017.

Depreciation: Depreciation decreased by 8% to $11.6 million for the first quarter of 2018, compared to $12.6 million for the same period in 2017, as a result of the lower cost basis of four of our vessels following the impairment recorded during the fourth quarter of 2017, partly offset by the increase in the average number of vessels operated by the Company during the first quarter of 2018.

Interest expenses: Interest expense remained almost stable to $5.8 million in the first quarter of 2018, compared to $5.7 million for the same period in 2017.

Voyage expenses: Voyage expenses remained stable at $1.5 million for the first quarter of 2018 compared to the same period in 2017.

Daily vessel operating expenses5: Daily vessel operating expenses, which are calculated by dividing vessel operating expenses for the relevant period by ownership days for such period, increased by 15% to $4,132 for the first quarter of 2018 compared to $3,596 for the same period in 2017 as a result of the increased purchase of spares relating to the scheduled drydocking of three vessels in the second  quarter of 2018 and increased maintenance costs due to a second-hand delivery at the end of 2017.

Daily general and administrative expenses5: Daily general and administrative expenses, which include management fees payable to our Managers7 increased by 2.4% to $1,184 for the first quarter of 2018, compared to $1,156 for the same period in 2017.

5 See Table 2.

6 Time charter equivalent rates, or TCE rate, represents the Company’s charter revenues less commissions and voyage expenses during a period divided by the number of our available days during such period.

7  Safety Management Overseas S.A. and Safe Bulkers Management Limited, each a related party referred in this press release as “our Manager” and collectively “our Managers’’.

Unaudited Interim Financial Information and Other Data

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(In thousands of U.S. Dollars except for share and per share data)

	Three-Months Period Ended March 31,
	2017	2018
REVENUES:
Revenues	34,663	45,352
Commissions	(1,336)	(1,851)
Net revenues	33,327	43,501
EXPENSES:
Voyage expenses	(1,452)	(1,506)
Vessel operating expenses	(12,242)	(14,503)
Depreciation	(12,640)	(11,601)
General and administrative expenses	(3,935)	(4,156)
Other operating expense	(475)	-
Loss on sale of assets	(120)	-
Operating income	2,463	11,735
OTHER (EXPENSE) / INCOME:
Interest expense	(5,701)	(5,786)
Other finance costs	(49)	(132)
Interest income	136	214
Gain on derivatives	101	17
Foreign currency gain	195	248
Amortization and write-off of deferred finance charges	(399)	(342)
Net (loss)/ income	(3,254)	5,954
Less Preferred dividend	3,493	2,858
Net (loss)/ income available to common shareholders	(6,747)	3,096
(Loss)/Income per share basic and diluted	(0.07)	0.03
Weighted average number of shares	99,284,181	101,540,728

	Three-Months Period Ended March 31,
	2017	2018
(In million of U.S. Dollars)
CASH FLOW DATA
Net cash provided by operating activities	$10.2	$20.1
Net cash used in investing activities	(6.4)	(2.3)
Net cash provided by/(used in) financing activities	15.4	(18.2)
Net increase/(decrease) in cash and cash equivalents	19.2	(0.4)

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(In thousands of U.S. Dollars)

	December 31, 2017	March 31, 2018
ASSETS
Cash, restricted cash and time deposits	60,016	61,265
Other current assets	19,070	17,004
Vessels, net	942,876	931,275
Advances for vessels	3,653	3,976
Restricted cash non-current	8,651	8,651
Other non-current assets	831	826
Total assets	1,035,097	1,022,997
LIABILITIES AND EQUITY
Other current liabilities	11,345	11,076
Current portion of long-term debt, net	25,588	48,046
Long-term debt, net	541,816	514,019
Shareholders’ equity	456,348	449,856
Total liabilities and equity	1,035,097	1,022,997

TABLE 1

RECONCILIATION OF ADJUSTED NET INCOME/(LOSS), EBITDA, ADJUSTED EBITDA AND ADJUSTED EARNINGS/(LOSS) PER SHARE

	Three-Months Period Ended March 31,
(In thousands of U.S. Dollars except for share and per share data)	2017	2018
Net (Loss)/Income – Adjusted Net (Loss)/Income
Net (loss)/ income	(3,254)	5,954
Plus Loss on sale of assets	120	-
Less Gain on derivatives	(101)	(17)
Less Foreign currency gain	(195)	(248)
Adjusted Net (loss)/income	(3,430)	5,689

EBITDA - Adjusted EBITDA
Net (loss)/income	(3,254)	5,954
Plus Net Interest expense	5,565	5,572
Plus Depreciation	12,640	11,601
Plus Amortization	399	342
EBITDA	15,350	23,469
Plus Loss on sale of assets	120	-
Less Gain on derivatives	(101)	(17)
Less Foreign currency gain	(195)	(248)
ADJUSTED EBITDA	15,174	23,204

(Loss)/ Earnings per share
Net (loss)/income	(3,254)	5,954
Less Preferred dividend	3,493	2,858
Net (loss)/income available to common shareholders	(6,747)	3,096
Weighted average number of shares	99,284,181	101,540,728
(Loss)/Earnings per share	(0.07)	0.03

Adjusted (Loss)/Earnings per share
Adjusted Net (Loss)/Income	(3,430)	5,689
Less Preferred dividend	3,493	2,858
Adjusted Net (loss)/income available to common shareholders	(6,923)	2,831
Weighted average number of shares	99,284,181	101,540,728
Adjusted (Loss)/Earnings per share	(0.07)	0.03

EBITDA, Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share are not recognized measurements under US GAAP.

- EBITDA represents Net income/(loss) before interest, income tax expense, depreciation and amortization.

- Adjusted EBITDA represents EBITDA before loss on sale of assets, gain/(loss) on derivatives,  and gain/(loss) on foreign currency.

- Adjusted Net income/(loss) represents Net income/(loss) before loss on sale of assets, gain/(loss) on derivatives, and gain/(loss) on foreign currency.

- Adjusted earnings/(loss) per share represents Adjusted Net income/(loss) less preferred dividend divided by the weighted average number of shares.

EBITDA, Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Company believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Company believes that including these supplemental financial measures assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our financial and operational performance in assessing whether to continue investing in us. The Company believes that EBITDA, Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share are useful in evaluating the Company’s operating performance from period to period because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, the calculation of Adjusted EBITDA generally further eliminates the effects from loss on sale of assets, gain/(loss) on derivatives and gain/(loss) on foreign currency, items which may vary from year to year  and for different companies for reasons unrelated to overall operating performance. Furthermore, the calculation of Adjusted Net income/(loss) generally eliminates the effects of loss on sale of assets, gain/(loss) on derivatives and gain/(loss) on foreign currency, items which may vary from year to year and for different companies for reasons unrelated to overall operating performance. EBITDA, Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of the Company’s results as reported under US GAAP. EBITDA, Adjusted EBITDA, Adjusted Net income/(loss) should not be considered as substitutes for net income and other operations data prepared in accordance with US GAAP or as a measure of profitability. While EBITDA and Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share, are frequently used as measures of operating results and performance, they are not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation. In evaluating Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share should not be construed as an inference that our future results will be unaffected by the excluded items.

TABLE 2: FLEET DATA AND AVERAGE DAILY INDICATORS

	Three-Month Period Ended March 31,
	2017	2018

FLEET DATA
Number of vessels at period end	38	39
Average age of fleet (in years)	6.75	7.76
Ownership days (1)	3,404	3,510
Available days (2)	3,385	3,500
Operating days (3)	3,333	3,424
Fleet utilization (4)	97.9%	97.5%
Average number of vessels in the period (5)	37.82	39.00

AVERAGE DAILY RESULTS
Time charter equivalent rate (6)	$9,417	$11,999
Daily vessel operating expenses (7)	$3,596	$4,132
Daily general and administrative expenses (8)	$1,156	$1,184

___________

(1)

Ownership days represents the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2)

Available days represents the total number of days in a period during which each vessel in our fleet was in our possession, net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys.

(3)

Operating days represents the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, excluding scheduled maintenance.

(4)

Fleet utilization is calculated by dividing the number of our operating days during a period by the number of our ownership days during that period.

(5)

Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in that period.

(6)

Time charter equivalent rate, or TCE rate, represents our charter revenues less commissions and voyage expenses during a period divided by the number of available days during such period.

(7)

Daily vessel operating expenses include the costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other miscellaneous items. Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by ownership days for such period.

(8)

Daily general and administrative expenses include daily management fees payable to our Managers and daily company administration expenses. Daily general and administrative expenses are calculated by dividing general and administrative expenses for the relevant period by ownership days for such period.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock, series C preferred stock and series D preferred stock are listed on the NYSE, and trade under the symbols “SB”, “SB.PR.C”, and “SB.PR.D”, respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1933, as amended, and in Section 21E of the Securities Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Tel.: +30 211 1888400

        +357 25 887 200

E-Mail:directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com